SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 30, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001-70
Board of Trade 53 3 0000581 8

INTEREST ON EQUITY AND ADDITIONAL DIVIDEND FOR FISCAL YEAR 2007

In accordance with the Board of Director’s Meeting held on 01/29/2008, Brasil Telecom Participações S.A. (“Company”) announces that management will submit to the Ordinary General Shareholders’ Meeting of 2008, to be called, a resolution to declare additional dividends to the interest on equity previously appropriated, relative to the fiscal year 2007 as follows:

Interest on Equity amounts declared in fiscal year 2007:

Date of Credit	Record Date Of Shareholding Position	Brazilian Ex-Date	Total Appropriated (R$)	Gross Amount (R$)	Amount Net Of Income Tax (R$)	Payment Date
01/31/2007[1]	02/09/2007	02/12/2007	187,600,000.00	0.517533783	0.439903715	To Be Defined
12/28/2007[2]	12/26/2007	12/27/2007	148,700,000.00	0.410220009	0.348687008	To Be Defined

Note:
1 The Gross amount and the amount net of income tax are expressed in reais per one thousand shares.
2 The Gross amount and the amount net of income tax are expressed in reais per share, assuming the share grouping approved at the Extraordinary General Shareholders’ Meeting held on April 27th, 2007.

The additional dividend, to be declared for fiscal year 2007, in the amount of R$ 379,991,079.20 (Three hundred and seventy nine million, nine hundred ninety one thousand, seventy nine reais and twenty cents of reais), equivalent to R$ 1.04828476 per shares, common or preferred, was calculated based on the net income registered for the fiscal year 2007.

Shareholders as of the record date will be entitled to the additional dividend, in compliance with art. 205 of Brazilian Law 6,404/76. The proposal for additional dividends will be submitted by management for approval at the Ordinary General Shareholders’ Meeting, to be called for such purpose.

Brazil, Brasília, January 29, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.